Exhibit 99.1
Reconciliation of Non-GAAP Financial Measure

Reconciliation of Net Income to Net Cash From Operations

	Three Months	Nine Months
	Ended	Ended
	September 30, 2009	September 30, 2009
Net Income (Loss) Attributable to Summit Hotel Properties, LLC	$(7,622,660)	$(8,952,883)
plus Depreciation and Amortization	$5,662,526	$17,138,752
plus Unsuccessful Project Costs	$250,631	$1,065,840
less Gain (loss) on Impairment or Sale of Assets	$6,826,883	$5,207,437
less State Income Tax Payments	$13,243	$(512,810)
less Principal Payments on Company Debt	$(1,796,511)	$(5,103,996)
less Priority Return Payments to Investors	$(3,145,248)	$(8,999,279)
less Reserves Required by Lenders	$(358,080)	$(1,209,330)
plus Capitalized Interest on Loans	$647,792	$1,726,814
plus Repair Expense Funded by Loans/Reserves	$413,893	$2,121,196
Net Cash from Operations	$892,469	$2,481,741